Filed by VINA Technologies, Inc.
(Commission File No. 000-31903)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: VINA Technologies, Inc.
(Commission File No. 000-31903)

Contact:
Mary Camarata
Director of Marketing
Larscom Incorporated
408-941-4224 or cell 408-644-0547
mcamarata@larscom.com

Bruce Todd
Director of Marketing
VINA Technologies
510-771-3307
bruce.todd@vina-tech.com

FOR IMMEDIATE RELEASE

LARSCOM AND VINA TECHNOLOGIES STOCKHOLDERS APPROVE
ISSUANCE OF STOCK AND MERGER

MILPITAS and NEWARK, Calif., June 3, 2002 — Larscom Incorporated (NASDAQ: LARS) and VINA Technologies, Inc. (NASDAQ: VINA) announced today that at VINA’s special meeting, the stockholders adopted and approved the Agreement and Plan of Merger dated as of March 17, 2003, by and among VINA, Larscom Incorporated and London Acquisition Corp., a wholly-owned subsidiary of Larscom, and approved the proposed merger of London Acquisition Corp. with and into VINA pursuant to the merger agreement. At Larscom’s annual meeting, the stockholders approved the issuance of shares of Larscom’s common stock to VINA’s stockholders. In addition, Larscom’s stockholders approved a reverse stock split and reclassification of Larscom’s two classes of common stock into one class. Completion of the merger remains subject to conditions precedent set forth in the merger agreement.

About Larscom

Larscom (NASDAQ: LARS) was founded more than three decades ago on a single vision: to enable high-speed access by providing the most cost-effective, highly reliable (carrier-class), and easiest-to-use network access equipment in the industry. Larscom’s customers include major carriers, Internet service providers, Fortune 500 companies, and government agencies worldwide. Larscom’s headquarters are at 1845 McCandless Drive, Milpitas, California 95035. Additional information can be found at www.larscom.com.

Larscom’s and VINA’s stockholders approve merger and issuance of stock — p.2

About VINA Technologies

VINA Technologies (NASDAQ: VINA) is the integrated access leader for carriers serving the $50 billion small and medium-sized business (SMB) market. By optimizing voice and data aggregation from the network edge to the customer premise, VINA’s family of multi-service access platforms and integrated access devices gives carriers the configuration flexibility, end-to-end management control, and scalability to accelerate their SMB service revenues, maximize network usage, slash long-term operating expenses, and return their deployment investments in record time. Since 1996, VINA has shipped more than 1.5 million voice and data ports to a large and loyal base of carrier customers. For more information, please visit the company Web site at www.vina-tech.com.

Additional Information and Where to Find It

     On April 15, 2003, Larscom filed a Registration Statement on Securities and Exchange Commission (“SEC”) Form S-4 in connection with the merger, which Registration Statement was amended by Amendment No. 1 thereto on April 30, 2003. The Registration Statement was declared effective by the SEC on April 30, 2003. On May 2, 2003, Larscom and VINA mailed a Joint Proxy Statement/Prospectus to stockholders of Larscom and VINA concerning the proposed merger transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully and any other relevant documents filed with the SEC because they contain important information about Larscom, VINA, the merger and related matters. Investors and security holders are able to obtain the documents free of charge at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by VINA free of charge by requesting them in writing from Bruce Todd, or by telephone at 510-771-3307. You may obtain documents filed with the SEC by Larscom free of charge by requesting them in writing from Mary Camarata, or by telephone at 408-941-4224.

     In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Larscom and VINA file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Larscom and VINA at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Larscom’s and VINA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Interest of Certain Persons in the Merger

     VINA and Larscom have been soliciting proxies from the stockholders of VINA and Larscom in connection with the merger and issuance of shares of Larscom common stock in the merger. In addition, the respective directors and executive officers of VINA and Larscom may also be deemed to be participants in the solicitation of proxies. Information about the directors and executive officers of VINA is set forth in the proxy statement for VINA’s 2002 annual meeting of stockholders. Information about the directors and executive officers of Larscom is set forth in the proxy statement for Larscom’s 2002 annual meeting of stockholders. The directors and executive officers of Larscom and VINA have interests in the merger, some of which may differ from, or may be in addition to those of the respective stockholders of VINA and Larscom generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential employment relationships, potential membership on the Larscom Board of Directors, option and stock holdings and indemnification.

Larscom’s and VINA’s stockholders approve merger and issuance of stock — p.3

Safe Harbor Statement

     Except for the historical information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the combination of the two companies, future product offerings, expected synergies, and timing of closing, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including, but not limited to, the satisfaction of certain conditions to closing of the proposed merger, the ability to successfully integrate the two companies and achieve expected synergies following the merger, the ability of the combined company to develop and market successfully and in a timely manner new products, the impact of competitive products and pricing and of alternative technological advances, and other risks detailed from time to time in the SEC reports of VINA, including its annual report on Form 10-K for the year ended December 31, 2002, and in the SEC reports of Larscom, including its annual report on Form 10-K for the year ended December 31, 2002. These forward-looking statements speak only as of the date hereof. VINA and Larscom disclaim any intention or obligation to update or revise any forward-looking statements.

© 2003. Larscom is a trademark of Larscom Incorporated. VINA is a trademark of VINA Technologies.